Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of September 9th 2019, by and between Michael Cristalli (the "**Executive**") and Mystic Holdings, INC., a Nevada limited liability company (the "**Company**"). As used herein, "party" means either Executive or the Company, as appropriate in the context. "Parties" means both Executive and the Company.

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises, and obligations set forth herein, the parties agree as follows:

1. Term.

(a) The Executive's employment hereunder shall be effective as of May 25st 2020 the date of the date effective referenced herein as "**Effective Date**". This Agreement continues after the Effective Date until the third annual anniversary thereof, unless terminated earlier pursuant to Section 5 below; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter (such date and each annual anniversary thereof, a "**Renewal Date**"), the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of minim three year, unless either party provides written notice of its intention not to extend the term of the Agreement at least ninety (90) days prior to the third anniversary of the Effective Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term.**"

2. Position and Duties.

2.1 Position. During the Employment Term, the Executive shall serve as the President of the Company, reporting to the CEO of Mystic Holdings, LLC. In such position, the Executive shall have such duties, authority, and responsibilities as shall be granted by the By-Laws of Mystic Holding and any other duties assigned to her by the Board of directors, which duties, authority, and responsibilities are consistent with the Executive's position. The Executive shall serve as the Chairman of the Board of Directors of the Company (the "**Board**") or as an officer or director of any affiliate of the Company for no additional compensation.

2.2 Duties. During the Employment Term, the Executive shall devote his business time and attention to the performance of the Executive's duties hereunder. Notwithstanding the foregoing, with the consent of the Board the Executive will be permitted to act or serve as a director, trustee, committee member, or principal of any type of business, civic, or charitable organization and the Board of directors or Manager of any non-related marijuana businesses including but not limited to real estate development activities, law practice or any other activities in accordance with the Company's, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that

controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in Section 2 hereof.

3. **Place of Performance.** The principal place of Executive's employment shall be the Company's principal executive office in Las Vegas, Nevada; provided that, the Executive may be required to travel on Company business during the Employment Term.

4. **Compensation.**

4.1 Base Salary. The Company shall pay the Executive an annual rate of base salary as per table attached below in periodic installments in accordance with the Company's customary payroll practices and applicable wage payment laws, but no less frequently than monthly. The Executive's annual base salary, as in effect from time to time, is hereinafter referred to as "**Base Salary.**" The Board may review the Executive's base salary and may in its sole discretion increase the annual compensation but the base salary may not be decreased during the Employment Term.

Salary Table

DATE	USD Per Year
May 25, 2020	120,000
November 1, 2020	150,000
March 29, 2021	200,000
May 25, 2022	250,000
May 25, 2023	300,000
May 25, 2024	350,000

4.2 Annual Bonus.

(a) Each calendar year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the "**Annual Bonus**"). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the **Board of Directors** (the "**Compensation Committee**")].

(b) The Annual Bonus, if any, will be paid within 60 days of the end of the applicable calendar year.

(c) Except as otherwise provided in Section 5, (i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable calendar year that Annual Bonuses are paid.

4.3 Equity Awards. During the Employment Term, the Executive shall be eligible to participate in the Stock Option Plan or any successor plan, subject to the terms of the EQUITY PLAN or successor plan, as determined by the Board or the Compensation Committee, in its discretion. AS Of the effective Date of this agreement Executive is awarded 4,000,000 stock options as per signed stock option Plan that is part of this agreement

4.4 Fringe Benefits and Perquisites. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the policies and practices of the Company and governing benefit plan requirements (including plan eligibility provisions), notwithstanding anything to the contrary as of the effective date through the term of his employment.

4.5 Employee Benefits. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices, and programs maintained by the Company, as in effect from time to time (collectively, "**Employee Benefit Plans**"), on a basis which is no less favorable than is provided to other senior executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or terminate any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.6 Paid Time Off. During the Employment Term, the Executive will be entitled to paid time off on a basis that is at least as favorable as that provided to other senior executives of the Company. The Executive shall receive paid time-off in accordance with the Company's policies for senior executive officers as such policies may exist from time to time.

4.7 Business Expenses. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.8 Indemnification.

(a) In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, the Executive shall be indemnified and held harmless by the Company to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b) During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives

of the Company.

4.9 Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any amounts payable under this Agreement are subject to any policy (whether in existence as of the Effective Date or later adopted) established by the Company providing for clawback or recovery of amounts that were paid to the Executive. The Company will make any determination for clawback or recovery in its sole discretion and in accordance with any applicable law or regulation.

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may not be terminated by either the Company at any time unless its for a specific cause provided herein, and shall be required to give the other party at least 180 days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this Section 5 and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term. The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with Section 1. Upon such termination the Company will pay to Executive:

(a) any accrued but unpaid Base Salary and accrued but unused paid time off, which shall be paid on the Termination Date or the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedure;

(b) any earned but unpaid Annual Bonus with respect to any completed calendar year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date, except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(c) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(d) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

5.2 Termination Initiated by Executive Without Good Reason or by the Company for "Cause".

(a) For purposes of this Agreement, "**Cause**" means the giving of written notice by the Company of the termination of this Agreement upon the discharge of Executive for Cause (the Company's right to terminate for Cause (as defined herein) shall survive the expiration of this Agreement). The parties expressly acknowledge and agreed that the decision as to whether "Cause" exists for termination of the employment relationship by the Company is delegated to the Company's Board. If the Executive disagrees with the decision reached by Company's Board,

any dispute as to the "Cause" determination will be limited to whether Company's Board reached its decision in good faith, based upon facts reasonably believed by the Company's Board to be true, and not for any arbitrary, capricious, or illegal reason. This shall be the standard applied by any fact finder, and Company shall bear the burden to prove that "Cause," under this standard, did exist. Notwithstanding, any provisions of this section 5.2a executive shall receive 2 million dollars exit compensation unless she is terminated for cause under provision 5.2 (a)(v).

(b) The following are an exclusive list of conduct by the Executive that is deemed "Cause:"

(i) the Executive's failure to perform her duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii) the Executive's failure to comply with any valid and legal directive of the or the Board.

(iii) the Executive's engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, injurious to the Company or its affiliates;

(iv) the Executive's embezzlement, misappropriation, or fraud, whether or not related to the Executive's employment with the Company;

(v) the Executive's conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony at federal or state law, or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, impairs the Executive's ability to perform services for the Company, or results in material, reputational or financial harm to the Company or its affiliates.

(vi) the Executive's unauthorized disclosure of Confidential Information (as defined below);

(vii) the Executive's breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

(viii) the Executive's inability or failure to secure and/or maintain any licenses or permits required by government agencies with jurisdiction over the business of the Company and/or its affiliate;

(ix) Consensual relations with other employee of the company shall NOT be deemed a reasonable cause for termination of executive

(c) Termination of the Executive's employment shall not be deemed to be for Cause unless and until the Company delivers to the Executive a copy of a resolution terminating Executive's employment duly adopted by the affirmative vote of not less than a majority of the Board, after reasonable written notice to the Executive of the reason(s) the Board contemplates termination for Cause has been provided to the Executive and the Executive is given an opportunity, together with counsel, to be heard before the Board. The Board must provide Executive at least ten (10) business days' written notice of the meeting at which the Board contemplates making a decision on termination; provided, however, that if the Board contemplates termination pursuant to Sections 5.2 (a)(i)-(xii) above and the Board reasonably

believes irreparable harm to the Company and/or an affiliate will result from a delay of ten (10) business days, the Company may give the Executive notice of such shorter period within which to cure as is reasonable under the circumstances, which may include the termination of the Executive's employment without notice and with immediate effect. The Company may place the Executive on paid leave for up to thirty (30) days while it is determining whether there is a basis to terminate the Executive's employment for Cause. Any such action by the Company will not constitute Good Reason.

(d) For purposes of this Agreement, "**Good Reason**" shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

(i) a material reduction in the Executive's Base Salary, other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

(ii) a material reduction in the Executive's Target Bonus opportunity;

(iii) a relocation of the Executive's principal place of employment by more than 100 miles;

(iv) any material breach by the Company of any material provision of this Agreement or any material provision of any other agreement between the Executive and the Company;

(v) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(vi) a material, adverse change in the Executive's authority, duties, or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company, and capitalization as of the date of this Agreement; or

(viii) a material adverse change in the reporting structure applicable to the Executive.

The Executive cannot terminate his employment for Good Reason unless he has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within ten (10) business days of the initial existence of such grounds and the Company has had at seven (7) business days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate her employment for Good Reason within ten (10) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived her right to terminate for Good Reason with respect to such grounds. The executive shall receive 2 million dollars exit pay.

5.3 <u>Termination by the Company Without Cause or by the Executive Without Good Reason</u>. The Employment Term and the Executive's employment hereunder may be terminated by the Executive for Good Reason or by the Company without Cause or on account of the Company's failure to renew the Agreement in accordance with Section 1. In the event of such

termination, the Executive shall be entitled to receive the Accrued Amounts and subject to the Executive's compliance with Section 6, Section 7, Section 8, and Section 9 of this Agreement and his execution of a release of claims in favor of the Company, its affiliates, and their respective officers and directors in a form provided by the Company (the "**Release**") and such Release becoming effective within 30 days days following the Termination Date ("**Release Execution Period**")], the Executive shall be entitled to receive the following:

(a) a lump sum payment equal to 2 Million Dollars shall be paid under the terms of the Release; provided that, if the Release Execution Period begins in one taxable year and ends in another taxable year, payment shall not be made until the beginning of the second taxable year;

(b) If the Executive timely and properly elects health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("**COBRA**") or the Company's health insurance plan, the Company shall reimburse the Executive for the monthly premium paid by the Executive for himself and his dependents. [OR OTHER FORMULA] The Executive shall be eligible to receive such reimbursement until the earliest of: (i) the eighteen-month anniversary of the Termination Date or other date set by the Company's health insurance plan or applicable federal of state law; (ii) the date the Executive is no longer eligible to receive COBRA continuation coverage or other continuation coverage under the health insurance plan; and (iii) the date on which the Executive becomes eligible to receive] substantially similar coverage from another the Company or other source. Notwithstanding the foregoing, if the Company's making payments under this Section 5.2(b) would violate the nondiscrimination rules applicable to non-grandfathered plans under the Affordable Care Act (the "**ACA**") or other law governing health insurance plans or result in the imposition of penalties under the ACA and the related regulations and guidance promulgated thereunder or any other applicable law, the parties agree to reform this Section 5.2(b) in a manner as is necessary to comply with the applicable law.

(d) The treatment of any outstanding equity awards shall be determined in accordance with the terms of the Stock option plans.

(e) Notwithstanding the terms of the stock option plan or any applicable award agreements:

(i) all outstanding unvested stock options/stock appreciation rights granted to the Executive during the Employment Term shall become fully vested and exercisable for the remainder of their full term;

(ii) all outstanding equity-based compensation awards, other than stock options/stock appreciation rights, that do not vest based on the attainment of performance goals, shall become fully vested and the restrictions thereon shall lapse; provided that, any delays in the settlement or payment of such awards that are set forth in the applicable award agreement and that are required under Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended (the "**Code**") shall remain in effect;

(iii) all outstanding equity-based compensation awards, other than stock options/stock appreciation rights, that vest based on the attainment of performance goals shall remain outstanding and shall vest or be forfeited in accordance with the terms of the applicable award agreements, if the applicable performance goals are satisfied.

5.4 __Death or Disability__.

(a) The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(b) If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i) the Accrued Amounts; and

Notwithstanding any other provision contained herein, all payments made in connection with the Executive's Disability shall be provided in a manner which is consistent with federal and state law.

(c) For purposes of this Agreement, "**Disability**" means the Executive is entitled to receive long-term disability benefits under the Company's long-term disability plan, or if there is no such plan, the Executive's inability, due to physical or mental incapacity, to perform the essential functions of his job, with or without reasonable accommodation, for one hundred eighty (180) days out of any three hundred sixty-five (365) day period [or one hundred twenty (120) consecutive days]; provided however, in the event that the Company temporarily replaces the Executive, or transfers the Executive's duties or responsibilities to another individual on account of the Executive's inability to perform such duties due to a mental or physical incapacity which is, or is reasonably expected to become, a Disability, then the Executive's employment shall not be deemed terminated by the Company and the Executive shall not be able to resign with Good Reason as a result thereof. Any question as to the existence of the Executive's Disability as to which the Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Executive and the Company. If the Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and the Executive shall be final and conclusive for all purposes of this Agreement.

5.5 __Change in Control Termination__.

(a) Notwithstanding any other provision contained herein, if the Executive's employment hereunder is terminated by the Executive for Good Reason or by the Company on account of its failure to renew the Agreement in accordance with Section 1 or without Cause (other than on account of the Executive's death or Disability), in each case within twenty-four (24) months following a Change in Control, the Executive shall be entitled to receive the Accrued Amounts and subject to the Executive's compliance with Section 6, Section 7, Section 8 and Section 9 of this Agreement and his execution of a Release which becomes effective within 60 days following the Termination Date, the Executive shall be entitled to receive the following:

(i) a lump sum payment equal to 2 Million USD which shall be paid within 60 days following the Termination Date: provided that, if the Release Execution Period begins in one taxable year and ends in another taxable year, payment shall not be made until the beginning of the second taxable year;] [and]

(ii) PRO RATA BONUS, which shall be paid within sixty (60) days following the Termination Date; provided that, if the Release Execution Period begins in one taxable year and ends in another taxable year, payment shall not be made until the beginning of the second taxable year.

(b) If the Executive timely and properly elects health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") or the Company's health insurance plan, the Company shall reimburse the Executive for the monthly premium paid by the Executive for himself and his dependents. The Executive shall be eligible to receive such reimbursement until the earliest of: (i) the eighteen-month anniversary of the Termination Date or other date set by the Company's health insurance plan or applicable federal of state law; (ii) the date the Executive is no longer eligible to receive COBRA continuation coverage or other continuation coverage under the health insurance plan; and (iii) the date on which the Executive becomes eligible to receive] substantially similar coverage from another the Company or other source. Notwithstanding the foregoing, if the Company's making payments under this Section 5.2(b) would violate the nondiscrimination rules applicable to non-grandfathered plans under the Affordable Care Act (the "ACA") or other law governing health insurance plans or result in the imposition of penalties under the ACA and the related regulations and guidance promulgated thereunder or any other applicable law, the parties agree to reform this Section 5.2(b) in a manner as is necessary to comply with the applicable law.

(c) Notwithstanding the terms of any equity incentive plan or award agreements, as applicable:

(i) all outstanding unvested stock options/stock appreciation rights granted to the Executive during the Employment Term shall become fully vested and exercisable for the remainder of their full term;

(ii) all outstanding equity-based compensation awards other than stock options/stock appreciation rights that do not vest based on the attainment of performance goals; provided that, any delays in the settlement or payment of such awards that are set forth in the applicable award agreement and that are required under Section 409A shall remain in effect; and

(iii) all outstanding equity-based compensation awards other than stock options/stock appreciation rights that vest based on the attainment of performance goals shall remain outstanding and shall vest or be forfeited in accordance with the terms of the applicable award agreements, if the applicable performance goals are satisfied.

(d) For purposes of this Agreement, "**Change in Control**" shall mean the occurrence of any of the following after the Effective Date:

(i) one person (or more than one person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 30% of the total fair market value or total voting power of the stock of such corporation; provided that, a Change in Control shall not occur if any person (or more than one person acting as a group) owns more than 30% of the total fair market value or total voting power of the Company's stock and acquires additional stock;

(ii) one person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition)

ownership of the Company's stock possessing 30 % or more of the total voting power of the stock of such corporation;

(iii) a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or

(iv) the sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, a Change in Control shall not occur unless such transaction constitutes a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the Company's assets under Section 409A.

5.5 Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with Section 27. The Notice of Termination shall specify:

(a) The termination provision of this Agreement relied upon;

(b) To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c) The applicable Termination Date.

5.6 Termination Date. The Executive's "**Termination Date**" shall be:

(a) If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b) If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c) If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d) If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than 180 days following the date on which the Notice of Termination is delivered; [provided that, the Company shall have the option to provide the Executive with a lump sum payment equal to 180 days Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered;

(e) If the Executive terminates his employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than 60 days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the 60 day notice period for no consideration by giving written notice

to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company]; and

(f) If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to Section 1, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.7 ***Resignation of All Other Positions***. ***Upon*** termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the Board (or a committee thereof) of the Company or any of its affiliates.

5.8 *Section 280G.*

(a) If any of the payments or benefits received or to be received by the Executive (including, without limitation, any payment or benefits received in connection with a Change in Control or the Executive's termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement, or otherwise) all such payments (collectively referred to herein as the **"280G Payments"**) constitute "parachute payments" within the meaning of Section 280G of the Code and will be subject to the excise tax imposed under Section 4999 of the Code (the **"Excise Tax"**), the Company shall pay to the Executive, no later than the time such Excise Tax is required to be paid by the Executive or withheld by the Company, an additional amount equal to the sum of the Excise Tax payable by the Executive, plus the amount necessary to put the Executive in the same after-tax position (taking into account any and all applicable federal, state, and local excise, income, or other taxes at the highest applicable rates on such 280G Payments and on any payments under this Section 5.9 or otherwise) as if no Excise Tax had been imposed.

OR

If any of the payments or benefits received or to be received by the Executive (including, without limitation, any payment or benefits received in connection with a Change in Control or the Executive's termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement, or otherwise) (all such payments collectively referred to herein as the **"280G Payments"**) constitute "parachute payments" within the meaning of Section 280G of the Code and would, but for this Section 5.9, be subject to the excise tax imposed under Section 4999 of the Code (the **"Excise Tax"**), then such 280G Payments shall be reduced in a manner determined by the Company (by the minimum possible amounts) that is consistent with the requirements of Section 409A until no amount payable to the Executive will be subject to the Excise Tax. If two economically equivalent amounts are subject to reduction but are payable at different times, the amounts shall be reduced (but not below zero) on a pro rata basis.

OR

If any of the payments or benefits received or to be received by the Executive (including, without

limitation, any payment or benefits received in connection with a Change in Control or the Executive's termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement, or otherwise) (all such payments collectively referred to herein as the **"280G Payments"**) constitute "parachute payments" within the meaning of Section 280G of the Code and would, but for this Section 5.9, be subject to the excise tax imposed under Section 4999 of the Code (the **"Excise Tax"**), then prior to making the 280G Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to the Executive of the 280G Payments after payment of the Excise Tax to (ii) the Net Benefit to the Executive if the 280G Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the 280G Payments be reduced to the minimum extent necessary to ensure that no portion of the 280G Payments is subject to the Excise Tax. "**Net Benefit**" shall mean the present value of the 280G Payments net of all federal, state, local, foreign income, employment, and excise taxes. Any reduction made pursuant to this Section 5.9 shall be made in a manner determined by the Company that is consistent with the requirements of Section 409A.]

(b) All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the **"Tax Counsel"**) whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6. <u>Cooperation</u>. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall cooperate with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate based on the Executive's Base Salary on the Termination Date.

7. <u>Confidential Information</u>. The Executive understands and acknowledges that during the Employment Term, he will have access to and learn about Confidential Information, as defined below.

7.1 <u>Confidential Information Defined</u>.

(a) <u>Definition</u>. For purposes of this Agreement, "**Confidential Information**" includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium, [relating directly or indirectly to:] [business processes,] [practices,] [methods,] [policies,] [plans,] [publications,] [documents,] [research,] [operations,] [services,] [strategies,] [techniques,] [agreements,] [contracts,] [terms of agreements,] [transactions,] [potential transactions,] [negotiations,] [pending negotiations,] [know-how,] [trade secrets,]

[computer programs,] [computer software,] [applications,] [operating systems,] [software design,] [web design,] [work-in-process,] [databases,] [manuals,] [records,] [articles,] [systems,] [material,] [sources of material,] [supplier information,] [vendor information,] [financial information,] [results,] [accounting information,] [accounting records,] [legal information,] [marketing information,] [advertising information,] [pricing information,] [credit information,] [design information,] [payroll information,] [staffing information,] [personnel information,] [employee lists,] [supplier lists,] [vendor lists,] [developments,] [reports,] [internal controls,] [security procedures,] [graphics,] [drawings,] [sketches,] [market studies,] [sales information,] [revenue,] [costs,] [formulae,] [notes,] [communications,] [algorithms,] [product plans,] [designs,] [styles,] [models,] [ideas,] [audiovisual programs,] [inventions,] [unpublished patent applications,] [original works of authorship,] [discoveries,] [experimental processes,] [experimental results,] [specifications,] [customer information,] [customer lists,] [client information,] [client lists,] [manufacturing information,] [factory lists,] [distributor lists,] [and] [buyer lists] of the Company or its businesses [or any existing or prospective customer, supplier, investor or other associated third party], or of any other person or entity that has entrusted information to the Company in confidence.

(i) The Executive understands that the above list is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

(ii) The Executive understands and agrees that Confidential Information includes information developed by him in the course of his employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

(b) Company Creation and Use of Confidential Information. The Executive understands and acknowledges that the Company and its affiliates have invested, and continue to invest, substantial time, money, and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of manufacturing, marketing, distribution, and sale of medical and recreational marijuana products. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

(c) Disclosure and Use Restrictions. The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate, or make available Confidential Information, or allow it to be disclosed, published, communicated, or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of president acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or

use any Confidential Information, and not to copy any documents, records, files, media, or other resources containing any Confidential Information, or remove any such documents, records, files, media, or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of president acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Executive shall promptly provide written notice of any such order to president

(d) Notice of Immunity Under the Economic Espionage Act of 1996, as amended by the Defend Trade Secrets Act of 2016 ("DTSA"). Notwithstanding any other provision of this Agreement:

(i) The Executive will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:

(A) is made (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or

(B) is made in a complaint or other document filed under seal in a lawsuit or other proceeding.

(ii) If the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the Company's trade secrets to the Executive's attorney and use the trade secret information in the court proceeding if the Executive:

(A) files any document containing trade secrets under seal; and

(B) does not disclose trade secrets, except pursuant to court order.]

The Executive understands and acknowledges that his obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after he begins employment by the Company) and shall continue during and after his employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.

8. Restrictive Covenants.

8.1 Acknowledgement. The Executive understands that the nature of the Executive's position gives him access to and knowledge of Confidential Information and places him in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual services he provides to the Company are unique, special, or extraordinary. The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and

commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

8.2 <u>Non-Competition</u>. Because of the Company's legitimate business interest as described herein and the good and valuable consideration offered to the Executive, during the Employment Term and for the 2 years, to run consecutively, beginning on the last day of the Executive's employment with the Company, [for any reason or no reason and whether employment is terminated at the option of the Executive or the Company,] the Executive agrees and covenants not to engage in Prohibited Activity.

For purposes of this Section 8, "**Prohibited Activity**" is activity in which the Executive contributes his knowledge, directly or indirectly, in whole or in part, as an employee, the Company, owner, operator, manager, advisor, consultant, agent, employee, partner, director, stockholder, officer, volunteer, intern, or any other similar capacity to an entity engaged in the same or similar business as the Company, including those engaged in the business of manufacturing, marketing, distribution, and sale of medical and recreational marijuana products. Prohibited Activity also includes activity that may require or inevitably requires disclosure of trade secrets, proprietary information, or Confidential Information. Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This Section 8 does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order. The Executive shall promptly provide written notice of any such order to the President.

8.3 <u>Non-Solicitation of Employees</u>.

(a) Executive hereby further covenants and agrees that, for such period as the Company compensates Executive and for a period of one (1) year following the termination of Executive's compensation and/or employment, whichever is later, Executive, on behalf of any business that is in competition in any manner whatsoever with the principal business activity of the Company, promises he will not take any affirmative actions, whether directly or indirectly including but not limited to by way of a third-party intermediary, to solicit, encourage, or otherwise cause any Executive of the Company to cease or otherwise limit that employee's employment with the Company. The parties agree that the terms "solicit, encourage or otherwise cause" include, but are not limited to, Executive's participation in the recruitment, applicant assessment or review, and employee selection. The parties further agree that this Subsection applies even if the then-Company employee makes the initial contact seeking employment with the Executive or competitor as defined above.

(b) Executive hereby further covenants and agrees that the covenants contained in this Section 8.3 are reasonable as to duration and terms and that they protect the legitimate interests of Executive, impose no undue hardship on Executive, and are not injurious to the public. In the event that any of the restrictions and limitations contained in this Section 8.3 are deemed to exceed the time or other limitations permitted by Nevada law, the parties agree that a court of competent jurisdiction shall revise any offending provisions so as to bring this Section 8.3 within

the maximum time, geographical or other limitations permitted by Nevada law.

8.4 Non-Solicitation of Customers. The Executive understands and acknowledges that because of the Executive's experience with and relationship to the Company, he will have access to and learn about much or all of the Company[Group]'s customer information. "**Customer Information**" includes, but is not limited to, names, phone numbers, addresses, e-mail addresses, order history, order preferences, chain of command, pricing information, and other information identifying facts and circumstances specific to the customer and relevant to [sales/services].

The Executive understands and acknowledges that loss of this customer relationship and/or goodwill will cause significant and irreparable harm.

The Executive agrees and covenants, during 2 years, to run consecutively, beginning on the last day of the Executive's employment with the Company, not to directly or indirectly solicit, contact (including but not limited to e-mail, regular mail, express mail, telephone, fax, and instant message), attempt to contact, or meet with the Company's current[, former or prospective] customers for purposes of offering or accepting goods or services similar to or competitive with those offered by the Company.

This restriction shall only apply to:

(a) Customers or prospective customers the Executive contacted in any way during the past 12 months;

(b) Customers about whom the Executive has trade secret or confidential information;

(c) Customers who became customers during the Executive's employment with the Company; and

(d) Customers about whom the Executive has information that is not available publicly.

9. Non-Disparagement. The Executive agrees and covenants that he will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This Section 9 does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order. The Executive shall promptly provide written notice of any such order to The President.

The Company agrees and covenants that it shall cause its officers and directors to refrain from

making any defamatory or disparaging remarks, comments, or statements concerning the Executive to any third parties.

10. Acknowledgement. The Executive acknowledges and agrees that the services to be rendered by him to the Company are of a special and unique character; that the Executive will obtain knowledge and skill relevant to the Company's industry, methods of doing business and marketing strategies by virtue of the Executive's employment; and that the restrictive covenants and other terms and conditions of this Agreement are reasonable and reasonably necessary to protect the legitimate business interest of the Company.

The Executive warrants and represents that his entry into this Agreement is not contrary to any agreement or other legal obligation to any other corporation or other legal entity.

The Executive further acknowledges that the amount of his compensation reflects, in part, his obligations and the Company's rights under Section 7, Section 8, and Section 9 of this Agreement; that he has no expectation of any additional compensation, royalties or other payment of any kind not otherwise referenced herein in connection herewith; and that he will not be subject to undue hardship by reason of his full compliance with the terms and conditions of Section 7, Section 8, and Section 9 of this Agreement or the Company's enforcement thereof.

11. Remedies. In the event of a breach or threatened breach by the Executive of Section 7, Section 8, or Section 9 of this Agreement, the Executive hereby consents and agrees that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages or that money damages would not afford an adequate remedy, and without the necessity of posting any bond or other security. The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages, or other available forms of relief.

12. Proprietary Rights.

12.1 Work Product. The Executive acknowledges and agrees that all right, title, and interest in and to all writings, works of authorship, technology, inventions, discoveries, processes, techniques, methods, ideas, concepts, research, proposals, materials, and all other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived, or reduced to practice by the Executive individually or jointly with others during the period of his employment by the Company and relate in any way to the business or contemplated business, products, activities, research, or development of the Company or result from any work performed by the Executive for the Company (in each case, regardless of when or where prepared or whose equipment or other resources is used in preparing the same), all rights and claims related to the foregoing, and all printed, physical and electronic copies, and other tangible embodiments thereof (collectively, "**Work Product**"), as well as any and all rights in and to US and foreign (a) patents, patent disclosures and inventions (whether patentable or not), (b) trademarks, service marks, trade dress, trade names, logos, corporate names, and domain names, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable works (including computer programs), [mask works,] and rights in data and databases, (d) trade secrets, know-how, and other confidential information, and (e) all

other intellectual property rights, in each case whether registered or unregistered and including all registrations and applications for, and renewals and extensions of, such rights, all improvements thereto and all similar or equivalent rights or forms of protection in any part of the world (collectively, "**Intellectual Property Rights**"), shall be the sole and exclusive property of the Company.

For purposes of this Agreement, Work Product includes, but is not limited to, Company information[, including] [plans,] [publications,] [research,] [strategies,] [techniques,] [agreements,] [documents,] [contracts,] [terms of agreements,] [negotiations,] [know-how,] [computer programs,] [computer applications,] [software design,] [web design,] [work in process,] [databases,] [manuals,] [results,] [developments,] [reports,] [graphics,] [drawings,] [sketches,] [market studies,] [formulae,] [notes,] [communications,] [algorithms,] [product plans,] [product designs,] [styles,] [models,] [audiovisual programs,] [inventions,] [unpublished patent applications,] [original works of authorship,] [discoveries,] [experimental processes,] [experimental results,] [specifications,] [customer information,] [client information,] [customer lists,] [client lists,] [manufacturing information,] [marketing information,] [advertising information,] [and] [sales information].

12.2 <u>Work Made for Hire; Assignment</u>. The Executive acknowledges that, by reason of being employed by the Company at the relevant times, to the extent permitted by law, all of the Work Product consisting of copyrightable subject matter is "work made for hire" as defined in 17 U.S.C. § 101 and such copyrights are therefore owned by the Company. To the extent that the foregoing does not apply, the Executive hereby irrevocably assigns to the Company, for no additional consideration, the Executive's entire right, title, and interest in and to all Work Product and Intellectual Property Rights therein, including the right to sue, counterclaim, and recover for all past, present, and future infringement, misappropriation, or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company's rights, title, or interest in any Work Product or Intellectual Property Rights so as to be less in any respect than that the Company would have had in the absence of this Agreement.

12.3 <u>Further Assurances; Power of Attorney</u>. During and after his employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect, and transfer to the Company the Work Product as well as any and all Intellectual Property Rights in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, giving testimony and executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments, and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in his name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, prosecution, issuance, and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

12.4 <u>No License</u>. The Executive understands that this Agreement does not, and shall not be construed to, grant the Executive any license or right of any nature with respect to any Work Product or Intellectual Property Rights or any Confidential Information, materials, software, or other tools made available to him by the Company.

13. Exit Obligations. Upon (a) voluntary or involuntary termination of the Executive's employment or (b) the Company's request at any time during the Executive's employment, the Executive shall (i) provide or return to the Company any and all Company property[, including] [keys,] [key cards,] [access cards,] [identification cards,] [security devices,] [the Company credit cards,] [network access devices,] [computers,] [cell phones,] [smartphones,] [PDAs,] [pagers,] [fax machines,] [equipment,] [speakers,] [webcams,] [manuals,] [reports,] [files,] [books,] [compilations,] [work product,] [e-mail messages,] [recordings,] [tapes,] [disks,] [thumb drives] [or] [other removable information storage devices], [hard drives,] [negatives,] [and] [data] and all Company documents and materials belonging to the Company and stored in any fashion, including but not limited to those that constitute or contain any Confidential Information or Work Product, that are in the possession or control of the Executive, whether they were provided to the Executive by the Company or any of its business associates or created by the Executive in connection with his employment by the Company; and (ii) delete or destroy all copies of any such documents and materials not returned to the Company that remain in the Executive's possession or control, including those stored on any non-Company devices, networks, storage locations, and media in the Executive's possession or control.

14. Publicity. The Executive hereby irrevocably consents to any and all uses and displays, by the Company and its agents, representatives and licensees, of the Executive's name, voice, likeness, image, appearance, and biographical information in, on or in connection with any pictures, photographs, audio and video recordings, digital images, websites, television programs and advertising, other advertising and publicity, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, and all other printed and electronic forms and media throughout the world, at any time during or after the period of his employment by the Company, for all legitimate commercial and business purposes of the Company ("**Permitted Uses**") without further consent from or royalty, payment, or other compensation to the Executive. The Executive hereby forever waives and releases the Company and its directors, officers, employees, and agents from any and all claims, actions, damages, losses, costs, expenses, and liability of any kind, arising under any legal or equitable theory whatsoever at any time during or after the period of his employment by the Company, arising directly or indirectly from the Company's and its agents', representatives', and licensees' exercise of their rights in connection with any Permitted Uses.

15. Governing Law: Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of the State of Nevada without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the State of Nevada county of Clark. Except as set forth in Section **, the parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

16. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court or in an arbitration proceeding, as applicable, and can be cited as evidence in legal proceedings alleging breach of the Agreement.

17. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and

the Chairman of the Board of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power, or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power, or privilege.

18. <u>Severability</u>. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal, or unenforceable provisions had not been set forth herein.

19. <u>Captions</u>. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

20. <u>Counterparts</u>. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

21. <u>Tolling</u>. Should the Executive violate any of the terms of the restrictive covenant obligations articulated herein, the obligation at issue will run from the first date on which the Executive ceases to be in violation of such obligation.

22. <u>Section 409A</u>.

22.1 <u>General Compliance</u>. This Agreement is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a

separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a "separation from service" under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by the Executive on account of non-compliance with Section 409A.

22.2 <u>Specified Employees</u>. Notwithstanding any other provision of this Agreement, if any payment or benefit provided to the Executive in connection with his termination of employment is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A and the Executive is determined to be a "specified employee" as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the Termination Date or, if earlier, on the Executive's death (the "**Specified Employee Payment Date**"). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date and interest on such amounts calculated based on the applicable federal rate published by the Internal Revenue Service for the month in which the Executive's separation from service occurs shall be paid to the Executive in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

22.3 <u>Reimbursements</u>. To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

(a) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

(b) any reimbursement of an eligible expense shall be paid to the Executive on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(c) any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

22.4 <u>Tax Gross-ups</u>. Any tax gross-up payments provided under this Agreement shall be paid to the Executive on or before December 31 of the calendar year immediately following the calendar year in which the Executive remits the related taxes.

23. <u>Notification to Subsequent Company</u>. When the Executive's employment with the Company terminates, the Executive agrees to notify any subsequent the Company of the restrictive covenants sections contained in this Agreement. The Executive will also deliver a copy of such notice to the Company before the Executive commences employment with any subsequent the Company. In addition, the Executive authorizes the Company to provide a copy of the restrictive covenants sections of this Agreement to third parties, including but not limited to, the Executive's subsequent, anticipated, or possible future the Company.

24. <u>Dispute Resolution</u>.

(a) Except for a claim by either the Executive or the Company for injunctive relief

where such would be otherwise authorized by law to enforce Sections 7, 8, and 9 of this Agreement, any controversy or claim arising out of or relating to this Agreement, the breach hereof, or the Executive's employment by the Company, including without limitation any claim involving the interpretation or application of this Agreement, or claims for wrongful termination, discrimination, or other claims based upon statutory or common law, shall be submitted to binding arbitration in accordance with the employment arbitration rules then in effect of the Judicial Mediation and Arbitration Services ("JAMS") to the extent not inconsistent with this Section as set forth below, and the Federal Arbitration Act, 9 U.S.C. § 1, et seq. and the Uniform Arbitration as adopted in Nevada Revised Statutes 38.015, et seq. This Section applies to any claim the Executive might have against any officer, director, employee, or agent of the Company or its affiliates, and all successors and assigns of any of them. These arbitration provisions shall survive the termination of the Executive's employment with the Company and the expiration of this Agreement.

(b) ***(i) Coverage of Arbitration Agreement.*** The promises by the Company and the Executive to arbitrate differences, rather than litigate them before courts or other bodies, provide consideration for each other, in addition to other consideration provided under this Agreement. The parties contemplate by this Section arbitration of all claims against each of them to the fullest extent permitted by law except as specifically excluded by this Agreement. Only claims that are justiciable or arguably justiciable under applicable federal, state or local law are covered by this Section, and include, without limitation, any and all alleged violations of any federal, state or local law whether common law, statutory, arising under regulation or ordinance, or any other law, brought by any current or former employee. Such claims may include, but are not limited to, claims for: wages or other compensation; breach of contract; torts; work-related injury claims not covered under workers' compensation laws; wrongful discharge; and any and all unlawful employment discrimination and/or harassment claims. The Executive and The Company agree to pursue any and all covered claims individually and waive any rights they may have to pursue said claims as part of any class action. In that regard, the Executive and the Company agree that the arbitrator shall have no authority or jurisdiction to hear class or collective claims.

(ii) This Section excludes claims under state workers' compensation or unemployment compensation statutes; claims pertaining to any of the Company's welfare, insurance, benefit, and pension plans, with respect to which are applicable the filing and appeal procedures of such plans shall apply to any denial of benefits; and claims for injunctive or equitable relief for violations of non-competition and/or confidentiality agreements in Sections 7, 8, and 9.

(c) Waiver of Rights to Pursue Claims in Court and to Jury Trial: This Section does not in any manner waive any rights or remedies available under applicable statutes or common law, but does waive the Company's and the Executive's rights to pursue those rights and remedies in a judicial forum and waive any right to trial by jury of any claims covered by Section 24(b). By signing this Agreement, the parties voluntarily agree to arbitrate any covered claims against each other. In the event of any administrative or judicial action by any agency or third party to adjudicate, on behalf of the Executive, a claim subject to arbitration, the Executive hereby waives the right to participate in any monetary or other recovery obtained by such agency or third party in any such action, and the Executive's sole remedy with respect to any such claim will be any award decreed by an arbitrator pursuant to the provisions of this Agreement.

(d) Initiation of Arbitration: To commence arbitration of a claim subject to this Section 24, the aggrieved party must, within the time frame provided in Section 24(e) below, make written demand for arbitration and provide written notice of that demand to the other party. If a

claim is brought by or against The Company, such notice shall be given to the Company's Legal Department. Such written notice must identify and describe the nature of the claim, the supporting facts, and the relief or remedy sought. In the event that either party files an action in any court to pursue any of the claims covered by this Section, the complaint, petition or other initial pleading commencing such court action shall be considered the demand for arbitration. In such event, the other party may move that court to compel arbitration.

(e) Time Limit to Initiate Arbitration: To ensure timely resolution of disputes, the Executive and the Company must initiate arbitration within the statute of limitations (deadline for filing) provided by applicable law pertaining to the claim, or one year, whichever is shorter, except that the statute of limitations imposed by relevant law will solely apply in circumstances where such statute of limitations cannot legally be shortened by private agreement. The failure to initiate arbitration within this time limit will bar any such claim. The parties understand that The Company and the Executive are waiving any longer statutes of limitations that would otherwise apply, and any aggrieved party is encouraged to give written notice of any claim as soon as possible after the event(s) in dispute so that arbitration of any differences may take place promptly.

(f) Arbitrator Selection: The parties contemplate that, except as specifically set forth in this Section, selection of one (1) arbitrator shall take place pursuant to the then-current rules of the JAMS applicable to employment disputes. The arbitrator must be either a retired judge or an attorney experienced in employment law. The parties will select one arbitrator from among a list of qualified neutral arbitrators provided by JAMS. If the parties are unable to agree on the arbitrator, the parties will select an arbitrator by alternatively striking names from a list of qualified arbitrators provided by JAMS. JAMS will flip a coin to determine which party has the final strike (that is, when the list has been narrowed by striking to two arbitrators). The remaining named arbitrator will be selected.

(g) Arbitration Rights and Procedures: The Executive and the Company may be represented by attorneys of his/its choice at his/her own expense. Any arbitration hearing or proceeding will take place in private, not open to the public, in Clark County, Nevada. The arbitrator must apply the substantive law (and the law of remedies, if applicable) of Nevada (without regard to its choice of law provisions) and/or federal law when applicable to the claim(s) for relief asserted. The arbitrator is without power or jurisdiction to apply any different substantive law or law of remedies or to modify any term or condition of this Agreement. The arbitrator will have no power or authority to award non-economic damages or punitive damages except where such relief is specifically authorized by an applicable federal, state or local statute or ordinance, or common law. In such a situation, the arbitrator shall specify in the award the specific statute or other basis under which such relief is granted. The applicable law with respect to privilege, including attorney-client privilege, work product, and offers to compromise must be followed. The parties will have the right to conduct reasonable discovery, including written and oral (deposition) discovery and to subpoena and/or request copies of records, documents and other relevant discoverable information consistent with the procedural rules of JAMS. The arbitrator will decide disputes regarding the scope of discovery and will have authority to regulate the conduct of any hearing. The arbitrator will have the right to entertain a motion or request to dismiss, for summary judgment, or for other summary disposition, permitting a motion, a brief in opposition, and a reply brief by the movant. The parties will exchange witness lists at least 30 days prior to the hearing. The arbitrator will have subpoena power so that either the Employee or the Company may summon witnesses. The arbitrator will use the Federal Rules of Evidence in connection with the admission of all evidence at the hearing. Both parties shall have the right to file post-hearing briefs. Any party, at its own expense, may arrange for and pay the cost of a court

reporter to provide a stenographic record of the proceedings.

(h) ***Arbitrator's Award:*** The arbitrator will issue a written decision containing a statement as to the specific claims and issues raised by the parties, the specific findings of fact, and the specific conclusions of law. The award will be rendered promptly, typically within 30 days after conclusion of the arbitration hearing, or after the submission of post-hearing briefs if requested. The arbitrator shall have no power or authority to award any relief or remedy in excess of what a court could grant under applicable law. The arbitrator's decision shall be final and binding on both parties. Judgment upon an award rendered by the arbitrator may be entered in any court having competent jurisdiction.

(i) ***Fees and Expenses:*** Unless the law requires otherwise for a particular claim or claims, the party demanding arbitration bears the responsibility for payment of the fee to file with JAMS and the fees and expenses of the arbitrator shall be allocated by JAMS under its rules and procedures. The Executive and the Company shall each pay his/its own expenses for presentation of their cases, including but not limited to attorney's fees, costs, and fees for witnesses, photocopying and other preparation expenses. If any party prevails on a statutory claim that affords the prevailing party attorney's fees and costs, the arbitrator may award reasonable attorney's fees and/or costs to the prevailing party, applying the same standards a court would apply under the law applicable to the claim.

(j) Severability and Waiver of Trial by Jury: The Employee and the Company further agree that, if a court of competent jurisdiction finds any term or condition of this dispute resolution process is not in compliance with the law, that court shall sever or revise ("blue pencil") any offending provision(s) of this dispute resolution process so as to bring it within legal compliance. Should such a court of competent jurisdiction decline to sever or revise this dispute resolution process to render it enforceable as to all covered claims asserted in any particular dispute and instead voids the application of this dispute resolution process as to one or more covered claims and/or refuses to enforce the parties' waiver of class action/collective release, the Executive and the Company agree to mutually waive their respective rights to a trial by jury in a court of competent jurisdiction in which an action is filed to resolve any such covered claims.

Employee and The Company have read and understand that Section 24 of this Agreement contains provisions requiring the Executive, as well as the Company, to submit certain covered disputes between them to arbitration. By signing below, the Executive and The Company, specifically authorize and affirmatively agree to utilize the provisions of Section 24 of this Agreement.

25. <u>Successors and Assigns</u>. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

26. <u>Notice</u>. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

If to the Company: 4145 Wagon Trail Ave. Las Vegas, NV 89118

If to the Executive: 9309 Canyon Classic Drive Las Vegas, NV 89144

27. Representations of the Executive. The Executive represents and warrants to the Company that the Executive's acceptance of employment with the Company and the performance of his duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement, or understanding to which he is a party or is otherwise bound.
The Executive's acceptance of employment with the Company and the performance of his duties hereunder will not violate any non-solicitation, non-competition, or other similar covenant or agreement of a prior the Company.

28. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state, and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

29. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

30. Acknowledgement of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HIS CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Mystic Holdings, Inc.

By____________________
Name: Lorenzo Barracco
Title: Director

EXECUTIVE

Signature: ____________________
Print Name: Michael V. Cristalli